UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41369

Osisko Development Corp.

(Translation of registrant’s name into English)

1100 Avenue des Canadiens-de-Montréal, Suite 300

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit

99.1	Annual Report prepared in accordance with the Fighting Against Forced Labour and Child Labour in Supply Chains Act

99.2	Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated March 26, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Osisko Development Corp.
(Registrant)

Date: July 21, 2025	/s/ Laurence Farmer
Laurence Farmer
General Counsel and Vice President Strategic Development